February 28, 2007
BY EDGAR
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F, N.E.
Washington, D.C. 20549

Re:	Montpelier Re Holdings Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 14, 2006
File # 001-31468
Dear Mr. Rosenberg:
     This letter is being submitted in response to the comments given by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 21, 2006 to Anthony Taylor, President and Chief Executive Officer of Montpelier Re Holdings Ltd. (the “Company”), with respect to the above-referenced Form 10-K (“10-K”). This letter also reflects our responses to comments received during conversations held between management and Frank Wyman on February 9, 2007, February 23, 2007 and February 27, 2007.
     For your convenience, we set forth each comment from your comment letter in bold typeface and include the Company’s response below it.
Form 10-K for the fiscal year ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Summary of Critical Accounting Estimates
Loss and Loss Adjustment Expense Reserves, page 40
We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate and 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below.
1.	In calculating ultimate losses, you use “various actuarial methods as well as a combination of your own historical loss experience, historical insurance industry loss experience, your underwriters’ experience, estimates of pricing adequacy trends and your professional judgment.” We believe that investors would benefit from a more specific description of the methods and assumptions used to estimate your loss and loss adjustment expense reserves. Please provide an expanded discussion in disclosure-type format that includes the following information:
a)	Describe the “various actuarial methods” used to estimate your ultimate losses, distinguishing between methods used for recent and more mature accident years. Include a discussion of how alternative models were used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other models considered.

b)	Provide expanded discussion and quantification of the method you use to calculate the IBNR reserve. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and case reserves, but there may be other methods as well.

c)	Describe and quantify the “qualitative and quantitative criteria” used to “assess the reporting activities of ceding companies” and the factors that you consider in “mitigating” the risk that ceding company estimates of paid losses, case reserves, and IBNR are incomplete or inaccurate.

d)	You state that “reserving practices and the quality of data reporting may vary amount ceding companies, which adds further uncertainty to the estimation of your ultimate reserves.” Describe and quantify the extent of these variations and the compensating assumptions and/or adjustments made in your loss reserve estimate for each period presented.

e)	Distinguish between risks related to such reporting by direct writers as compared to retrocedants, which you state “carry a higher degree of volatility.” Also, explain, the role of the insurance broker in the initial reporting of loss reserves by direct writers and retrocedants in your subsequent verification process.

f)	Describe and quantify the impact of your “follow up actions,” regarding the reliability of reporting by ceding companies for each period presented.

g)	Discuss how you “supplement your claims experience with other information in setting reserves.” Identify judgmental techniques utilized when statistical data is insufficient or unavailable and quantify the portion of your loss reserve estimate subject to such judgmental techniques.

h)	Describe the extent of your procedures for determining reserve adequacy on both an annual and interim reporting basis.
2. Your process for estimating loss reserves requires you “to make assumptions regarding future reporting and development patterns, frequency and severity trends, claims settlement practices, potential changes in the legal environment and other factors.” Your internal actuaries “review your reserving assumptions and methodologies on a quarterly basis” and “revise them as additional data becomes available or improved methodologies developed.” Please describe and quantify in disclosure-type format those key assumptions that materially affect your estimate of the reserve for loss reserves. Identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence but are inconsistent with historical loss reserve development patterns. Explain why these assumptions are now appropriate given the inconsistency identified.

3.	You disclose an actuarial “range of likely outcomes around your best estimate of gross and net loss and loss adjustment expense reserves” at December 31, 2005. We believe that this disclosure should show investors the “reasonably likely” variability in your most recent estimate of losses and loss expenses. Please present a tabular quantification in disclosure-type format of the impact that “reasonably likely” changes in your key assumptions may have on reported results, financial position and liquidity. Explain why management believes the scenarios identified are “reasonably likely,” particularly if the “reasonably likely” variation differs materially from your actual variation experienced in recent years. Also, discuss the factors that determined the boundaries for each actuarial range presented.

4. While you refer to aggregate changes in claim frequency and severity and identify catastrophe events, your explanation of the factors causing the favorable development during the past three years does not appear to provide investors with an adequate understanding of the analysis conducted in each of these periods, particularly a quantification of the impact of changes in methodologies and/or specific assumptions. Please provide the following information in disclosure-type format:
a)	Identify changes in methods and/or key assumptions that you made in re-estimating the reserve since the previous reporting date.

b)	Identify the nature and timing of the change in estimate to identify and describe in reasonable specificity the new events that occurred or additional information acquired since the last reporting date that led to the change in estimate.

c)	Ensure your disclosure clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

d)	Separately quantify changes in prior year reserve estimates that represent changes in your prior year case reserve and IBNR reserve for each period presented.

e)	You “specialize in short tail property reinsurance business,” stating that your book of longer tail casualty business is small (i.e. loss reserves of $151 million at December 31, 2005). Provide an expanded discussion and quantification of the development characteristics for your short tail property reinsurance business, particularly the portion of ultimate development that you expect to experience in each of the first three years following the claim incurral date.
Responses: We have incorporated responses to your comments 1- 4 in our amended Summary of Critical Accounting Policies for Loss and Loss Adjustment Expense Reserves, the full text of which follows below. This amended disclosure will be included in substantially this form in our Form 10-K for the year ended December 31, 2006. In addition, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the December 31, 2006 10-K under Loss and Loss Adjustment expenses, we will provide a discussion of the 2005 and 2004 prior period development of loss and loss adjustment expense reserves.
Proposed Disclosure:
     Loss and Loss Adjustment Expense Reserves. For most insurance and reinsurance companies, the most significant judgment made by management is the estimation of loss and loss adjustment expense reserves.
     We are predominantly a reinsurance company specializing in short tail property reinsurance business, but we write a small proportion of longer tail casualty reinsurance business. We also write a small book of direct insurance business, all of which is comprised of short tail property risks.
     In general, claims relating to short tail property risks are reported and settled more promptly than those relating to long tail risks, including the majority of casualty risks. However, the timeliness of reporting can be affected by such factors as the nature of the event causing the loss, the location of the loss, and whether the losses are from policies in force with primary insurers or with reinsurers.
     We maintain loss and loss adjustment expense reserves to cover our estimated liability for both reported and unreported claims. Our loss and loss adjustment expense reserves include both a component for outstanding case reserves for claims which have been reported and a component for incurred but not reported losses (“IBNR”). Our case reserve estimates are initially set on the basis of loss reports received from third parties. IBNR consists of a provision for additional development in excess of the case reserves reported by ceding companies, as well as a provision for claims which have occurred but which have not yet been reported to us by ceding companies.
     IBNR reserves are estimated by management using various actuarial methods as well as a combination of our own historical loss experience, historical insurance industry loss experience, our underwriters’ experience, estimates of pricing adequacy trends, and management’s professional judgment. In the case of our reinsurance business, we also take into account ceding company reports on IBNR reserves in making our estimates, however, these are rarely provided. The process used to estimate IBNR reserves involves projecting the estimated ultimate loss and loss adjustment expense amount and then subtracting paid claims and case reserves as notified by the ceding company, to arrive at the IBNR reserve.
     We utilize a reserving methodology that calculates a point estimate for our ultimate losses. The point estimate represents management’s best estimate of ultimate loss and loss adjustment expenses. Our internal actuaries review our reserving assumptions and our methodologies on a quarterly basis. Our third quarter and year-end loss estimates are subject to a corroborative review by independent actuaries using generally accepted actuarial principles. The Audit Committee of our Board of Directors also reviews our quarterly and annual reserve analysis.
     The nature and extent of management judgment involved in the reserving process depends upon whether the subject business is insurance or reinsurance and whether it is written on an excess of loss or a proportional basis.
     Loss reserve estimates for insurance and reinsurance business are not precise in that they deal with the inherent uncertainty of future contingent events. Estimating loss reserves requires us to make assumptions regarding reporting and development patterns, frequency and severity trends, claims settlement practices, potential changes in the legal environment and other factors such as inflation. These estimates and judgments are based on numerous factors, and may be revised as additional experience or other data becomes available and is reviewed, as new or improved methodologies are developed, or as current laws change.
     Most of our reinsurance contracts comprise business which has both a low frequency of claims occurrence and a high potential severity of loss, such as claims arising from natural catastrophes, terrorism, large individual property risks, and aviation risks. Given the high-severity, low-frequency nature of these events, the losses generated by them do not lend themselves to traditional actuarial reserving methods. Therefore, our reserving approach for these types of coverages is generally to estimate the ultimate cost associated with a single loss event rather than analyzing the historical development patterns of past losses as a means of estimating ultimate losses for an entire accident year. We generally estimate our reserves for these large events on a contract-by-contract basis by means of a review of policies with known or potential exposure to a particular loss event.
     The two primary bases for estimating the ultimate loss associated with a particular event and cedant are (a) actual and precautionary claims advices received from the cedant; and (b) the nature and extent of the impact the event is estimated to have on the industry as a whole. This reserving approach is generally applied to all large events. Immediately after the event, the estimated industry market loss, applied against our book of business, is the primary driver of our ultimate ultimate loss from such event. In order to estimate the nature and extent of the event, we rely on output provided by commercially available catastrophe models, as well as proprietary models developed in-house. The exposure of each cedant potentially affected by the event is analyzed on the basis of this output. As the amount of information received from cedants increases during the period following an event, so does our reliance on this correspondence. The quality of the cedant’s historical evaluation of losses and loss information received from other cedants in relation to the same event are considered as we shift weight from industry loss-based estimates to specific cedant information.
     While the approach we use in reserving for large events is generally consistent for large events, at any point in time the particular reserving assumptions applied to an individual contract may vary. The assumptions for a specific contract may depend upon the class of business, historical reporting patterns of the cedant, whether or not the cedant provides an IBNR estimate, how much of the loss has been paid, the number of underlying claims still open, and other factors. For example, the expected loss development for a contract with 1% of claims still outstanding would likely be less than for a contract with 50% of claims still open.
     Since our loss reserve estimate is based principally on assumptions made individually for each loss event and contract there is significant variability which cannot be quantified at any level of aggregation which is meaningful in the context of our financial reporting. Following a major catastrophic event the possibility of future litigation or legislative change that may impact interpretation of policy terms further increases the degree of uncertainty in the reserving process.
     For non-catastrophe losses, we often apply trend-based actuarial methodologies in setting reserves, including paid and incurred loss development, Bornheutter-Ferguson and frequency and severity techniques. We also utilize industry loss ratio and development pattern information in conjunction with our own experience. The weight given to a particular method will depend on many factors, including the homogeneity within the class of business, the volume of losses, the maturity of the accident year and the length of the expected development tail. For example, development methods rely on reported losses, while expected loss ratio methods are primarily based on expectations in place prior to a notification of loss. Therefore, as an accident year matures, we may shift weight from an expected loss ratio method to an incurred development method.
     To the extent we rely on industry data to aid us in our reserve estimates there is a risk that the data may not match our risk profile or that the industry’s reserving practices overall differ from our own and those of our cedants. In addition, reserving can prove especially difficult should a significant loss take place near the end of a reporting period, particularly if the loss involves a catastrophic event. These factors further contribute to the degree of uncertainty in our reserving process.
     As predominantly a broker market reinsurer for both excess of loss and proportional contracts, we must rely on loss information reported to brokers by primary insurers who, in turn, must estimate their own losses at the policy level, often based on incomplete and changing information. The information we receive varies by cedant and may include paid losses, estimated case reserves, and, infrequently, an estimated provision for IBNR reserves. Reserving practices and the quality of data reporting varies among ceding companies, which adds further uncertainty to the estimation of our ultimate losses. The nature and extent of information received from ceding companies also varies widely depending on the type of coverage, the contractual reporting terms (which are affected by market conditions and practices) and other factors. Due to the lack of standardization of the terms and conditions of reinsurance contracts, the wide variability of coverage provided to individual clients and the tendency of those coverages to change rapidly in response to market conditions, the ongoing economic impact of such uncertainties and inconsistencies cannot be reliably measured. Additional risks to us involved in the reporting of retrocessional contracts include varying reserving methodologies used by the original cedants and an additional reporting lag due to the time required for the retrocedant to aggregate its assumed losses before reporting them to us. Furthermore, the number of contractual intermediaries is generally greater for retrocessional business than for direct business, thereby increasing the time lag and imprecision associated with loss reporting.
     Time lags are inherent in reporting to the primary insurer then to the broker and then to the reinsurer, especially in the case of excess of loss reinsurance contracts. Also, the combined characteristics of low claim frequency and high claim severity make the available data more volatile and less useful for predicting ultimate losses. In the case of proportional contracts, we rely on an analysis of a contract’s historical experience, industry information, and the professional judgment of underwriters in estimating reserves for these contracts. In addition, if available, we utilize ultimate loss ratio forecasts when reported by cedants, which are normally subject to a quarterly or six month lag for proportional business. Because of the degree of reliance that we necessarily place on ceding companies for claims reporting, our reserve estimates are highly dependent on management judgment. Furthermore, during the loss settlement period, which may be several years in duration, additional facts regarding individual claims and trends often will become known, and current laws and case law may change, all of which can affect ultimate expected losses.
     The nature and extent of loss information provided under many facultative and per occurrence excess contracts, where company personnel work closely with the ceding company in settling individual claims, may not differ significantly from the information received under a primary insurance contract. Loss information from aggregate excess of loss contracts, including catastrophe losses and proportional share treaties, will often be less detailed. Occasionally, such information is reported in summary format rather than on an individual claim basis.
     Since we rely on estimates of paid losses, case reserves, and IBNR reserves provided by ceding companies in order to assist us in estimating our own loss and loss adjustment expense reserves, we maintain certain procedures designed to mitigate the risk that such information is incomplete or inaccurate. These procedures include, for example, the comparison of expected premiums to reported premiums to help us identify delinquent client periodic reports, ceding company audits to facilitate loss reporting and identify inaccurate or incomplete claim reporting, and underwriting reviews to ascertain that the losses ceded are covered as provided under the contract terms. We also use catastrophe model output and industry market share information to evaluate the reasonableness of reported losses, which are also compared to loss reports received from other cedants. In addition, each subsequent year of loss experience with a given cedant provides additional insight into the accuracy and timeliness of previously reported information. These procedures are incorporated in our internal controls process on an ongoing basis, and are regularly evaluated and amended as market conditions, risk factors, and unanticipated areas of exposure develop. Since our follow up actions form part of our normal due diligence process in claims handling matters, we do not capture data which records the extent to which ceding company claims are subsequently adjusted as a result of these activities alone, nor is it possible to determine the extent to which our actions influence the accuracy of subsequent cedant reporting. However, unreliable reporting is a factor which influences our underwriters’ willingness to offer terms to potential cedants. We believe that our diligence in these matters promotes better reporting by brokers and cedants over the long term. In our relatively short history, disputes with ceding companies have been rare and those which have not been resolved in negotiation have been resolved through arbitration in accordance with contractual provisions.
     The development of our prior-year losses is monitored during the course of subsequent calendar years by comparing the actual reported losses against expected losses. The analysis of this loss development is an important factor in our ongoing refinement of the assumptions underlying our reserving process. See “— Results of Operations — Loss and Loss Adjustment Expenses” below which contains a discussion of the effects of the significant changes in loss reserve estimates for prior years’ loss occurrences. Our internal analysis of changes in prior year reserve estimates is focused on changes in the estimated ultimate loss and therefore management believes that it is not meaningful to split the movement of prior year reserve estimates between case reserves and IBNR. With regards to our short-tail property book of business, we do not feel that we can estimate the expected breakdown of losses in the first year with a high level of accuracy. The percentage split between paid losses, case reserves, and IBNR would vary greatly depending on the number, nature and timing of losses throughout the year. However, we would expect that by the end of the year subsequent to the year in which the loss occurred, the majority of these short-tail property losses would be reported to us, and by the end of the following year the majority would be paid.
     Estimating loss reserves for our small book of longer-tail casualty reinsurance business, which can be either on an excess of loss or proportional basis, involves further uncertainties. In addition to the uncertainties inherent in the reserving process described above, casualty business can be subject to longer reporting lags than property business, and claims often take many years to settle. During this period, additional factors and trends will be revealed and as these factors become apparent we will adjust our reserves. There is also the potential for the emergence of new types of losses within the casualty book. Any factors that extend the time until claims are settled add uncertainty to the reserving process. At December 31, 2006, management has estimated gross loss and loss adjustment expense reserves related to our casualty business of $                    million.
     We do not expect to experience significant claims processing backlogs. Following a major catastrophic event, claims processing backlogs may occur. At December 31, 2006, we did not have a significant backlog in either our insurance or reinsurance claims processing.
     The uncertainties inherent in the reserving process, together with the potential for unforeseen developments, including changes in laws and the prevailing interpretation of policy terms, may result in loss and loss adjustment expenses significantly greater or less than the reserves initially established. Changes to our prior year loss reserves will impact our current underwriting results by improving our results if the prior year reserves prove to be redundant or reducing our results if the prior year reserves prove to be insufficient. For additional discussion on development of loss and loss adjustment expense reserves related to prior years see “— Results of Operations — Loss and Loss Adjustment Expenses” below. We expect volatility in our results in periods that significant loss events occur because U.S. GAAP does not permit insurers or reinsurers to reserve for loss events until they have occurred and are expected to give rise to a claim. As a result, we are not allowed to record contingency reserves to account for expected future losses. We anticipate that claims arising from future events will require the establishment of substantial reserves from time to time.
     Management believes that the reserves for loss and loss adjustment expenses are sufficient to cover losses that fall within the terms of our policies and agreements with our insured and reinsured customers on the basis of the methodologies used to estimate those reserves. However, there can be no assurance that actual losses will not exceed our total reserves. Any adjustments for reserves are reflected in income in the period in which they become known.
     Management has determined that the best estimate for gross loss and loss adjustment expense reserves at December 31, 2006 and 2005 was $1,089.2 million and $1,781.9 million, respectively. Of this estimate $                    million relates to our insurance business and $                    million relates to our reinsurance business.
     Management has determined that the best estimate for net loss and loss adjustment expense reserves at December 31, 2006 was $891.9 million and $1,476.2 million, respectively.
     Our reserving methodology does not lend itself well to a statistical calculation of a range of estimates surrounding the best point estimate of our loss and loss adjustment expense reserves. As discussed above, due to the low frequency and high severity nature of our business, our reserving methodology involves arriving at a point estimate for the ultimate expected loss on a contract by contract basis; and our aggregate loss reserves are the sum of the individual reserves established. Development of prior period net incurred losses as a percentage of net loss reserves across all underwriting years was (1.6%), (3.8%) and (40.3%) for the years ended December 31, 2006, 2005 and 2004, respectively. Based on our experience from 2006 and 2005, and the current makeup of our loss reserves, we believe it is reasonably likely our net loss and loss adjustment expense reserves could increase or decrease by up to 10% from current amounts. In view of the small base of our reserves at December 31, 2003 arising from our short period of operations of only two years, and the low number of catastrophes which occurred during 2003 and 2002, we do not believe that the 2004 experience is a reliable indicator of the potential variability in our current reserves. At that time, a relatively small dollar movement in loss and loss adjustment expense reserves resulted in a large percentage change for the 2004 year. By contrast, at December 31, 2006, we have a larger loss and loss adjustment expense reserve base and a more mature book of business, which provides us with a higher level of confidence in the level of percentage variability of loss and loss adjustment expense reserves.
     As at December 31, 2006, we estimate that a 10% change in our net loss and loss adjustment expense reserves would result in an increase or decrease of our net income and shareholders’ equity by $                    million. The net income and shareholders’ equity impact of the change in net reserves may be partially offset by adjustments to items such as reinstatement premium, profit commission expense or other corporate expenses.
     The following table sets forth a breakdown between case reserves and IBNR by line of business at December 31, 2006 ($ in millions):

			Gross Loss and Loss
			Adjustment Expense
	Gross IBNR at	Gross Case Reserves at	Reserves at
	December 31, 2006	December 31, 2006	December 31, 2006
Property Specialty	$132.9	$240.0	$372.9
Property Catastrophe	165.7	222.9	388.6
Other Specialty	183.9	143.8	327.7

Total	$482.5	$606.7	$1,089.2

5.	Please provide an expanded description and quantification in disclosure-type format of the principal terms of your assumed reinsurance contracts, including exclusions, ceding company retention limits, specified maximum loss limits, cancellation provisions, criteria used to determine that a catastrophe has occurred and those contract provisions that have caused complex causation and coverage issues to arise. Explain how you changed terms and conditions to “structure your gross portfolio within tighter constraints on aggregate exposures in most peak zones.”
Response: Most of our reinsurance contracts provide protection against sudden catastrophic losses, typically related to natural or man-made catastrophes. The terms of our reinsurance contracts vary by contract and by type, whether they are excess of loss or proportional. Some of our contracts exclude coverage for terrorism, nuclear events and natural perils. Generally, we provide coverage under excess of loss contracts on an occurrence basis or on an aggregate basis. Some contracts also provide coverage on a per risk basis as opposed to on a per event basis. Most of our excess of loss contracts provide for a reinstatement of coverage in the event of a loss in return for an additional premium. Many contracts contain cancellation provisions which enable the cedant to cancel the contract in certain circumstances. The most common provisions relate to rating agency downgrades of the Company.
Coverage disputes are common within the insurance and reinsurance industries. For example, a reinsurance contract might limit the amount that can be recovered as a result of flooding. However, if the flood damage was caused by an event that also caused extensive wind damage, the quantification of the two types of damage is often a matter of judgment. Similarly, one geographic zone could be affected by more than one catastrophic event. In this case, the amount recoverable from a reinsurer may in part be determined by the judgmental allocation of damage between the storms. Given the magnitude of the amounts at stake involved with a catastrophic event, these types of judgment occasionally necessitate third-party resolution.
We reduced our exposure in 2006 to significant events relative to 2005 by reducing our aggregate gross treaty limits in each peak zone, by exiting certain lines of business including retrocessional reinsurance and offshore marine business, and by tightening terms and conditions on renewed business. Some of the changes in our terms and conditions included but were not limited to: the removal of previously incorporated provisions for the reinstatement of coverage in the event of loss in certain polices; the introduction of combined wind and flood sublimits for certain policies; and the exclusion of, or reduction in coverage for, natural catastrophe perils in certain risk excess and direct and facultative contracts.
We will substantially incorporate this response into our Form 10-K for the year ended December 31, 2006.
6.	Your reinsurance ceded activities appear to have a material impact on your results of operations, and your accounting for the related cost of reinsurance appears to require estimates. Please provide an expanded discussion in disclosure-type format of your accounting for reinsurance ceded transactions. Include a description and quantification of the judgments and uncertainties surrounding estimates made in this process. Also, within your response, please provide the following information:
•	Describe the type of reinsurance (i.e. prospective or retrospective) and process for computing your cost of reinsurance, including the method used (e.g. interest or recovery method for retroactive contracts) and key assumptions in your calculation.

•	Describe the terms governing ceding commissions paid to you. Explain how you recognize ceding commission and cost of reinsurance.
Response: We have incorporated the response to your first comment in our amended Summary of Critical Accounting Policies for Reinsurance Ceded, which replaces the Critical Accounting Policy for Reinsurance Recoverable, the full text of which follows below. This amended disclosure will be included in our Form 10-K for the year ended December 31, 2006.
Regarding the second comment related to ceding commissions paid to us, to date we have earned ceding commission only in respect of our purchased quota share reinsurance. Our excess of loss reinsurance coverages do not provide for us to receive a ceding commission. The ceding commissions earned from our quota share reinsurance are presented in the financial statements as a reduction of the ceding commissions payable by us to brokers and intermediaries, are recognized as earned over the same period as the corresponding premiums are expensed and are included in Acquisition Costs. These amounts were not significant in 2005. We will substantially incorporate this response into our Form 10-K for the year ended December 31, 2006.

Proposed Disclosure:
     Reinsurance Ceded. All of our reinsurance purchases to date have represented prospective cover; that is, our ceded reinsurance has been purchased to protect us against the risk of future losses as opposed to covering losses that have already occurred but have not been paid. The majority of these contracts are excess of loss contracts covering one or more lines of business. To a lesser extent we have also purchased quota share reinsurance with respect to specific lines of business.
     The cost of reinsurance purchased is subject to variability based on a number of factors. Excess of loss reinsurance contracts are generally purchased prior to the time our assumed risks are written and accordingly we must estimate our premiums when purchasing reinsurance coverage. For these contracts, the deposit premium is defined in the contract wording which is based on our estimated assumed premiums and this is the amount we record as ceded premium in the period the coverage incepts. In the majority of cases, the deposit premium paid under these contracts is adjusted at the end of the contract period in order to reflect any change in the premium actually payable in respect of the underlying risks assumed during the contract period. Subsequent adjustments, based on the calculation of our gross premiums written, are recorded in the period they are determined. To date these adjustments have not been significant. In addition, if there is a loss which pierces the reinsurance cover, the cost of excess of loss reinsurance coverage may generate reinstatement premium ceded, depending on the terms of the contract. This reinstatement premium ceded is recognized at the time the reinsurance recovery is estimated and recorded.
     The cost of quota share reinsurance is initially based on our estimated gross premium written related to the specific lines of business covered by the reinsurance. As we write gross premiums during the period of coverage, reinsurance premiums ceded are adjusted similarly according to the terms of the quota share agreement.
     In addition, we have entered into a derivative transaction which provides reinsurance-like protection. As the coverage responds to parametric triggers, whereby payment amounts are determined on the basis of modeled losses incurred by a notional portfolio rather than by actual losses we incur, this transaction is accounted for as a weather derivative in accordance with the guidance in EITF 99-2 and not as a reinsurance transaction.
     Reinsurance receivable and recoverable on paid and unpaid loss and loss adjustment expenses includes amounts due to us from reinsurance companies for paid and unpaid loss and loss adjustment expenses based on contracts in force. For excess of loss reinsurance, in some cases the attachment point and exhaustion of these contracts are based on the amount of our actual losses incurred from an event or events. In other cases, our recovery is dependent on an amount of industry loss as well as our own incurred losses.
     The recognition of reinsurance recoverable requires two key judgments. The first judgment involves our estimation of the amount of gross IBNR to be ceded to reinsurers. Ceded IBNR is generally developed as part of our loss reserving process and consequently, its estimation is subject to similar risks and uncertainties as the estimation of gross IBNR (see “— Loss and Loss Adjustment Expense Reserves” above). The second judgment relates to the amount of the reinsurance recoverable balance that we will ultimately be unable to recover from reinsurers due to insolvency, contractual dispute, or other reasons. At December 31, 2006 we recorded $          million in reinsurance receivable on paid claims and $                    million in reinsurance recoverable on unpaid claims. Based on a review of the financial condition of the reinsurers and other factors we have determined that a reserve for uncollectible reinsurance recoverable on paid and unpaid loss and loss adjustment expenses is not considered necessary as at December 31, 2006.
Premiums, page 43
7.	You record reinstatement premiums for both assumed and ceded business, which appear to be material to your operating results. Please describe in disclosure-type format the terms of your assumed and ceded reinsurance contracts that allow reinstatement premiums, including related triggering events or loss thresholds and your accounting for reinstatement premiums, explaining the underlying methods and key assumptions. Also, explain and quantify the relationship between such reinstatement premiums and related losses recognized by you for each period presented.
Response: Generally, reinstatement premiums assumed and ceded are a fixed percentage (normally 100%) of the original premium amount assumed or ceded by us and are triggered by our losses exceeding the aggregate loss limit provided in the contract. In a year of large individual losses, reinstatement premiums will be higher than in a year in which there are no such large loss events. Reinstatement premiums are fully earned or expensed as applicable when a triggering loss event occurs and losses are recorded. In 2006, reinstatement premium assumed represented ___% of gross losses incurred, compared with ___% and ___% in 2005 and 2004, respectively. In 2006, reinstatement premium ceded represented ___% of loss recoveries, compared with ___% and ___% in 2005 and

2004, respectively.
We will substantially incorporate this response into our Form 10-K for the year ended December 31, 2006.
Results of Operations
Reinsurance Premiums Ceded, page 50
8.	During 2005, you purchased Industry Loss Warranty (“ILW”) reinsurance protection. Please describe in disclosure-type format the factors governing this reinsurance market, the primary terms of these reinsurance contracts and quantify the amount of such reinsurance purchased in each period presented. You state that the ILW market has become “more influential in the provision of protection to reinsurers and commands the dominant share of available capacity.” This statement appears to indicate that you expect decreasing capacity in traditional reinsurance markets. Ensure that investors understand the implications related to this trend on your ability to cede business in the future on a basis consistent with your historical experience.
Response: As a result of the impact of catastrophes in 2005, traditional reinsurance markets provided a decreased level of catastrophe retrocessional capacity in 2006, particularly in peak exposure zones. As supply contracted and prices increased, the remaining traditional markets and certain non-traditional markets, such as hedge funds and investment banks, increasingly endeavored to provide protection through ILWs, under which the cedant’s prospect of recovery is based on the size of the market loss, as opposed to being tied to a cedant’s own ultimate net loss (“UNL”) in the case of a traditional reinsurance contract. Therefore, ILWs require less underwriting due diligence and also leave the risk of incurring a disproportionately large share of an industry loss with the buyer of protection. For these reasons, ILWs are often more attractively priced from the ceding company’s perspective than UNL covers.
The ILWs we have purchased are “dual-trigger” in nature. That is, the terms require that in order for a claim to be paid; (a) we must incur an actual loss and; (b) the loss results from a market loss of a specified nature and size. Paragraph 10 (c) of FAS 133 notes that certain insurance contracts are not subject to the requirements of the Statement. The application of this position is expanded upon in Statement 133 Implementation Issue No. C1, which states that “if the contract requires a payment only when the holder incurs a decline in revenue or an increase in expense as a result of an event (for example, a hurricane) and the amount of the payoff is solely compensation for the amount of the holder’s loss, the contract would be a traditional insurance contract that is excluded from the scope of Statement 133 under paragraph 10(c).”
This application is further addressed in Implementation Issue No. B26, which specifies the following:
A contract that provides for the payment of benefits/claims as a result of both an identifiable insurable event and changes in a variable would in its entirety qualify for the insurance exclusion in paragraph 10(c)(2) of Statement 133 (and thus not contain an embedded derivative instrument that is required to be separately accounted for as a derivative instrument) provided all of the following conditions are met:
1.     Benefits/claims are paid only if an identifiable insurable event occurs (for example, theft or fire) pursuant to the requirements of paragraph 10(c)(2) of Statement 133.
2.     The amount of the payment is limited to the amount of the policyholder’s incurred insured loss.
3.     The contract does not involve essentially assured amounts of cash flows (regardless of the timing of those cash flows) based on insurable events highly probable of occurrence because the insured would nearly always receive the benefits (or suffer the detriment) of changes in the variable.
As the ILWs we have purchased meet the three conditions noted above, we have concluded that they qualify for the paragraph 10(c)(2) exclusion and for this reason we apply reinsurance accounting to these contracts.
The availability of traditional reinsurance and ILW reinsurance is a function of market capacity, which is in turn a function of the perceived returns that retrocessional providers expect to earn, and their appetite and capacity for assuming risk. The catastrophe losses in 2005 caused a degree of retrenchment by traditional markets and the advent of new capital and risk-bearing financial structures.
Going forward, we will continue to opportunistically consider all types of outward protection, taking price, terms and conditions into account. Our ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows is affected by the information contained in Item 1A “Risk Factors” to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
We will substantially incorporate this response into our Form 10-K for the year ended December 31, 2006.
9.	Effective December 30, 2005, you purchased fully collateralized coverage for losses sustained from qualifying hurricane and earthquake loss events from Champlain Limited, a special purpose vehicle that financed this coverage through the issuance of catastrophe bonds. You have accounted for this coverage as a weather derivative, rather than reinsurance. Please explain in disclosure-type format the terms governing this coverage and quantify the related purchase amounts. Also, provide an expanded explanation of your accounting for this coverage, including how you determined fair value. Reference the appropriate authoritative accounting literature in your response.
Response: Effective December 30, 2005, we purchased fully-collateralized coverage for losses sustained from qualifying hurricane and earthquake loss events. We acquired this protection from Champlain Limited, a Cayman Islands special purpose vehicle, which financed this coverage through the issuance of $90 million in catastrophe bonds to investors under two separate bond tranches, each of which matures on January 7, 2009. The first $75 million tranche covers large earthquakes affecting Japan and/or the U.S. The remaining $15 million coverage provides second event coverage for a U.S. hurricane or earthquake. Both tranches respond to parametric triggers, whereby payment amounts are determined on the basis of modeled losses incurred by a notional portfolio rather than by actual losses incurred by us. For this reason, this cover is accounted for as a weather derivative, rather than a reinsurance transaction. Paragraph 10 (e) of FAS 133 exempts weather derivatives from the fair value requirements of that Statement. For accounting guidance, we followed the provisions of EITF Abstract 99-2, “Accounting for Weather Derivatives,” which addresses non-exchange traded contracts indexed to climatic or geological variables. This abstract specifies that weather derivatives should be accounted for at fair value if these contracts are “entered into under trading or speculative activities.” As we entered into the transactions to mitigate our exposure to assumed reinsurance losses rather than for trading activity, the weather derivatives have been measured by applying the “intrinsic value method” as required by the Abstract. Our application of this method results in a $nil value adjustment in the absence of an industry loss event triggering recovery. Should an industry loss event triggering a recovery occur, our application of the intrinsic value method would result in the present value of the expected ultimate recovery being recorded as an asset. Contract payments in relation to the catastrophe bond are calculated at 12.75% plus 8 basis points per annum on the coverage provided by the first tranche and 13.5% plus 8 basis points on the coverage provided by the second tranche. These costs are expensed as they are incurred and are included in other operating expenses. With the exception of the accrual of these contract costs, and given that no event has occurred that would trigger a recovery, this transaction does not have an effect on our consolidated balance sheet.
We will substantially incorporate this response into our Form 10-K for the year ended December 31, 2006.
Underwriting Expenses, page 55
10. It appears that you are obligated to pay profit commissions which will vary based on the loss experience of the contract. Please provide an expanded description in disclosure-type format of the terms governing such profit commissions and your related accounting.
Response: Relatively few (___%) of our assumed reinsurance contracts contain profit commission clauses. The terms of these commissions are specific to the individual contracts and vary as a percentage of the contract results. Profit commission is expensed based on the estimated results of the subject contract and are included in Underwriting Expenses. Profit commission expense will fluctuate as our estimate of loss and loss adjustment expense reserves fluctuates.
We will substantially incorporate this response into our Form 10-K for the year ended December 31, 2006.
11. You state that as a result of various actions, your future operating results will be less sensitive to low frequency large loss events but may be more sensitive to “medium sized attritional events.” Please provide in disclosure—type format expanded quantification of the expected effect that such actions may have on your future financial position, results of operations and cash flows. Describe and quantify any limitations in your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows.

Response: As a result of underwriting actions we believe our 2006 portfolio, as compared to our 2005 portfolio, was less exposed to extremely large natural U.S. catastrophes. For example, if Hurricane Katrina were to have occurred in 2006, we estimate that our net loss and loss adjustment expenses from such an event would have been reduced by approximately $500-$550 million. Comparatively, if Hurricane Wilma, which was a much smaller industry loss, were to have occurred in 2006, we estimate that our net loss and loss adjustment expenses from such an event would have increased by up to approximately $50 million. We anticipate that our overall exposure to potential U.S. natural catastrophes in 2007 as compared to 2006 will generally increase proportionately with the growth in our capital base. However, our exposures will change continually as contracts renew and expire and in response to our perception of market conditions and opportunities, our capital resources, rating agency and various other factors. Our ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows is affected by the information contained in Item 1A “Risk Factors” to be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006.
If similar conditions exist at December 31, 2006 disclosure similar to the above would be included in the Form 10-K for December 31, 2006.
In connection with responding to your comment, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your consideration. If you have any further questions or comments, please contact me at (441) 278-5018.

Sincerely,
/s/ Kernan V. Oberting
Kernan V. Oberting
Chief Financial Officer